Exhibit 99.3

Review report

To the Board of Directors of Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited consolidated financial results (‘the Statement’) of Dr. Reddy’s Laboratories Limited (“the Company”), its subsidiaries and joint ventures (collectively referred to as the “Group”) for the quarter and six months ended 30 September 2015, except for the disclosures regarding ‘Public shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been reviewed by us. This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors in their meeting held on 29 October 2015. Our responsibility is to issue a report on the Statement based on our review, which have been prepared in accordance with the recognition and measurement principles laid down in International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (‘IAS 34’).

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of the Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

The Statement includes the results of the following entities:

1.	Aurigene Discovery Technologies (Malaysia) SDN BHD

2.	Aurigene Discovery Technologies Inc.

3.	Aurigene Discovery Technologies Limited

4.	Reddy Specialities GmbH

5.	beta Institut gemeinnützige GmbH

6.	betapharm Arzneimittel GmbH

7.	Cheminor Investments Limited

8.	Chirotech Technology Limited

9.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.

10.	Dr. Reddy’s Laboratories (Proprietary) Limited

11.	Dr. Reddy’s Laboratories Inc.

12.	Dr. Reddy’s SRL

13.	Dr. Reddy’s Bio-Sciences Limited

14.	Dr. Reddy’s New Zealand Ltd.

15.	Dr. Reddy’s Laboratories (Australia) Pty. Limited

16.	Dr. Reddy’s Laboratories (EU) Limited

17.	Dr. Reddy’s Laboratories (UK) Limited

18.	Dr. Reddy’s Laboratories Louisiana LLC

19.	Dr. Reddy’s Laboratories SA

20.	Dr. Reddy’s Laboratories International SA

21.	Dr. Reddy’s Laboratories Tennessee, LLC

22.	Dr. Reddy’s Laboratories Romania SRL

23.	Dr. Reddy’s Pharma SEZ Limited

24.	Dr. Reddy’s Venezuela, C.A.

25.	DRL Impex Limited

26.	Eurobridge Consulting B.V.

27.	Industrias Quimicas Falcon de Mexico, S.A. de C.V.

28.	Idea2Enterprises (India) Pvt. Limited

29.	Lacock Holdings Limited

30.	OOO Dr. Reddy’s Laboratories Limited

31.	OOO DRS LLC

32.	Promius Pharma LLC

33.	Reddy Antilles N.V

Review report on unaudited consolidated financial results (continued)

34.	Reddy Cheminor S.A.

35.	Reddy Holding GmbH

36.	Reddy Netherlands B.V.

37.	Reddy Pharma Iberia SA

38.	Reddy Pharma Italia S.p.A

39.	Dr. Reddy’s Laboratories New York, Inc.

40.	Dr. Reddy’s Laboratories LLC, Ukraine

41.	DRANU LLC

42.	OctoPlus B.V.

43.	OctoPlus Development B.V.

44.	OctoPlus Technologies B.V.

45.	OctoShare B.V.

46.	OctoPlus Sciences B.V.

47.	OctoPlus PolyActive Sciences B.V.

48.	Chienna B.V.

49.	Dr. Reddy’s Laboratories Canada Inc.

50.	Dr. Reddy’s Singapore PTE. LTD

51.	Dr. Reddy’s Laboratories SAS

52.	Dr. Reddy’s Laboratories Japan K.K.

53.	Kunshan Rotam Reddy Pharmaceutical Co. Limited (accounted in accordance with IFRS 11 ‘Joint Arrangements’)

54.	DRSS Solar Power Private Limited (accounted in accordance with IFRS 11 ‘Joint Arrangements’)

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited consolidated financial results for the quarter and six months ended 30 September 2015, prepared in accordance with applicable International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS), has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration No: 101248W/W-100022

Supreet Sachdev

Partner

Membership Number: 205385

Place: Hyderabad

Date: 29 October 2015

Unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited and its subsidiaries for the quarter and half year ended 30 September 2015 prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees lakhs, except share data and where otherwise stated

		Quarter ended			Half Year ended		Year ended
Sl. No.	Particulars	30.09.2015	30.06.2015	30.09.2014	30.09.2015	30.09.2014	31.03.2015
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Net Income from Sales and Services	398,896	375,776	358,781	774,672	710,535	1,481,889
2	Cost of Sales and Services
	a) (Increase) / decrease in stock-in-trade and work-in-progress	(9,473)	(10,502)	(12,382)	(19,975)	(19,312)	(5,564)
	b) Consumption of raw materials	61,884	57,562	75,626	119,446	142,501	280,969
	c) Purchase of traded goods	28,874	31,989	21,258	60,863	39,746	92,652
	d) Other expenditure	72,921	67,262	64,419	140,183	129,301	259,803
3	Gross Profit (1 - 2)	244,690	229,465	209,860	474,155	418,299	854,029
4	Selling, General and Administrative expenses	110,578	109,728	106,733	220,306	213,522	425,848
5	Research and Development expenses	44,733	43,869	41,131	88,602	79,884	174,488
6	Other (income) / expense, net	(3,199)	(1,249)	(2,656)	(4,448)	(4,504)	(9,167)
7	Operating profit (3) - (4 + 5 + 6)	92,578	77,117	64,652	169,695	129,397	262,860
8	Finance (expense) / income, net	(2,164)	2,163	4,211	(1)	9,020	16,818
9	Share of profit of equity accounted affiliate, net of income taxes	563	492	511	1,055	1,045	1,948
10	Profit before tax (7 + 8 + 9)	90,977	79,772	69,374	170,749	139,462	281,626
11	Tax expense	18,788	17,207	11,964	35,995	27,013	59,840
12	Net Profit after tax (10 - 11)	72,189	62,565	57,410	134,754	112,449	221,786
13	Extra-ordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit for the period / year (12 - 13)	72,189	62,565	57,410	134,754	112,449	221,786
15	Net Profit attributable to:
	- Equity holders of the Company	72,189	62,565	57,410	134,754	112,449	221,786
	- Non-controlling interest	—	—	—	—	—	—
16	Paid-up equity share capital (Face value of Rs. 5/- each)	8,529	8,528	8,518	8,529	8,518	8,519
17	Securities premium, retained earnings, share based payment reserve and other components of equity						1,104,499
18	Earnings per share before and after extra-ordinary items (in Rupees) per Rs. 5/- share
	- Basic	42.32	36.71	33.70	79.04	66.05	130.22
	- Diluted	42.20	36.58	33.60	78.78	65.82	129.75
		(Not annualised )	(Not annualised )	(Not annualised )	(Not annualised )	(Not annualised )
19	Public shareholding *
	- Number of shares	95,968,471	98,036,645	97,914,376	95,968,471	97,914,376	98,189,505
	- Percentage of shareholding	56.26	57.48	57.47	56.26	57.47	57.63
20	Promoters and promoter group shareholding
	a) Pledged / Encumbered
	- Number of shares	—	—	—	—	—	—
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	- Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—	—	—
	b) Non-encumbered
	- Number of shares	43,517,712	43,451,462	43,417,812	43,517,712	43,417,812	43,417,812
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00	100.00
	- Percentage of shares (as a % of the total share capital of the Company)	25.51	25.48	25.49	25.51	25.49	25.48
21	Details of items exceeding 10% of total expenditure
	- Employee cost	78,702	75,017	73,113	153,719	144,756	289,668

*	Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters, Promoter Group and American Depository Receipt holders)

Segment reporting (Consolidated)

All amounts in Indian Rupees lakhs, except share data and where otherwise stated

Sl. No.		Quarter ended			Half Year ended		Year ended
	Particulars	30.09.2015	30.06.2015	30.09.2014	30.09.2015	30.09.2014	31.03.2015
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	74,168	68,173	83,017	142,341	156,471	323,607
	b) Global Generics	327,681	309,611	286,058	637,292	573,450	1,193,972
	c) Proprietary Products	6,633	6,968	5,600	13,601	11,293	21,719
	d) Others	5,398	3,062	3,204	8,460	6,497	11,634
	Total	413,880	387,814	377,879	801,694	747,711	1,550,932
	Less: Inter-segment revenue	14,984	12,038	19,098	27,022	37,176	69,043
	Net Revenue from operations	398,896	375,776	358,781	774,672	710,535	1,481,889
2	Segment results:
	Gross Profit from each segment
	a) Pharmaceutical Services and Active Ingredients	15,259	13,320	17,127	28,579	29,461	57,087
	b) Global Generics	220,586	209,165	187,066	429,751	377,608	775,691
	c) Proprietary Products	5,614	5,774	4,860	11,388	9,570	17,958
	d) Others	3,231	1,206	807	4,437	1,660	3,293
	Total	244,690	229,465	209,860	474,155	418,299	854,029
	Less: Other un-allocable expenditure, net of other income	153,713	149,693	140,486	303,406	278,837	572,403
	Total profit before tax	90,977	79,772	69,374	170,749	139,462	281,626

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at Cost. Commencing 1 April 2015, there has been a change in the monitoring of performance of one product from Global Generics to Proprietary Products. Consequently, revenues and gross profit from such product for the previous periods have been reclassified to conform to such change.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1.	Investor Complaints

Pending at the beginning of the quarter	Nil
Received during the quarter	3
Disposed of during the quarter	3
Remaining unresolved at the end of the quarter	Nil

2.	The Company continues to use SIMADI rate (VEF 198.5 per USD as of 30 September 2015) to translate certain monetary assets and liabilities of its Venezuelan subsidiary that may not qualify for CENCOEX official exchange rate of VEF 6.3 per USD. Consequently, foreign exchange loss of Rs.397 lakhs and Rs.1,386 lakhs were recorded under finance expenses for the quarter and half year ended 30 September 2015, respectively.

3.	Update on the API facilities: During October 2015, two of the Company’s API customers received Abbreviated New Drug Application (ANDA) approval rescission letters from the U.S. Food and Drug Administration (USFDA). These ANDAs of customers were approved in January and February 2015, post USFDA’s inspection of the Company’s API facilities. Each rescission letter cites that the Company’s API facility was classified as ‘Potential OAI’ on the date of approval.

4.	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 29 October 2015. The above financial results have been prepared from the consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

5.	The Securities and Exchange Board of India (SEBI) issued a circular dated 5 April 2010 permitting listed entities having subsidiaries to voluntarily submit the Consolidated Financial Statements as per IFRS. Consequent to this, the Company has voluntarily prepared and published unaudited Consolidated Financial Statements as per IFRS.

6.	The results for the quarter and half year ended 30 September 2015 have been subjected to a “Limited Review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

7.	Statement of Assets and Liabilities (Consolidated)

All amounts in Indian Rupees lakhs

Particulars	As at	As at
	30.09.2015	31.03.2015
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	66,806	53,943
Other investments	273,689	342,592
Trade and other receivables	428,401	407,547
Inventories	271,468	255,290
Derivative financial instruments	2,058	8,004
Current tax assets	2,105	18,188
Other current assets	117,742	112,813

Total current assets	1,162,269	1,198,377

Non-current assets
Property, plant and equipment	510,547	480,901
Goodwill	38,160	33,801
Other intangible assets	203,388	130,498
Investment in equity accounted investees	11,584	10,333
Other investments – non-current	24,475	28,173
Deferred tax assets	66,072	57,919
Other non-current assets	8,378	7,618

Total non-current assets	862,604	749,243

Total assets	2,024,873	1,947,620

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	127,661	106,601
Derivative financial instruments	358	4,622
Current tax liabilities	32,349	25,064
Short-term borrowings	263,486	218,571
Long-term borrowings, current portion	922	69,615
Provisions	44,758	42,310
Other current liabilities	185,375	173,168

Total current liabilities	654,909	639,951

Non-current liabilities
Long-term loans and borrowings, excluding current portion	106,314	143,069
Provisions - non-current	575	534
Deferred tax liabilities	18,774	17,790
Other non-current liabilities	29,308	33,258

Total non-current liabilities	154,971	194,651

Total liabilities	809,880	834,602

Equity
Share capital	8,529	8,519
Share premium	225,648	221,782
Share based payment reserve	9,067	10,803
Retained earnings	930,109	836,415
Other components of equity	41,640	35,499

Total equity	1,214,993	1,113,018

Total liabilities and equity	2,024,873	1,947,620

8.	Unaudited financial results of Dr. Reddy’s Laboratories Limited (Standalone Information) prepared as per IGAAP

All amounts in Indian Rupees lakhs, except share data and where otherwise stated

Particulars	Quarter ended			Half Year ended		Year ended
	30.09.2015	30.06.2015	30.09.2014	30.09.2015	30.09.2014	31.03.2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Total income from operations	289,641	252,593	248,084	542,234	517,132	1,001,094
Profit from ordinary activities before tax	79,734	58,968	51,522	138,702	129,690	205,982
Profit from ordinary activities after tax	64,752	47,585	43,359	112,337	103,634	167,935

Note:

The unaudited standalone financial results for the quarter and half year ended 30 September 2015 are available on the Stock Exchange’s website: www.bseindia.com and www.nseindia.com and also on the Company’s website: www.drreddys.com.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad

Date: 29 October 2015	Co-Chairman & Chief Executive Officer